U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 22, 2025

VIA EDGAR TRANSMISSION

Ms. Samantha A. Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Jensen Quality Growth Fund Inc (the “Fund”)
Securities Act Registration No: 033-47508
Investment Company Act Registration No: 811-066531
The Jensen Quality Growth Fund Inc. (S000004905)

Dear Ms. Brutlag,

The purpose of this letter is to respond to oral comments the Fund received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 10, 2025 regarding the Fund’s Post-Effective Amendment No. 53 (“PEA No. 53”) to its registration statement, filed on behalf of its series, The Jensen Quality Growth Fund Inc. (the “Fund”). PEA No. 53 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on July 30, 2025 for the purpose of making revisions to the Fund’s principal investment strategies and policies. A summary of the Staff’s comments, along with the Fund’s responses, is set forth below. The Fund is filing a post-effective amendment (the “Amendment”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement. Capitalized terms used herein have the same meaning as in PEA No. 53.

1.Staff Comment: Page 3 of the Prospectus, under “Principal Investment Strategies” states that “The Adviser considers a company to be a “quality” company if it possesses competitive advantages as evidenced by generating a return on equity of 15% or greater for at least ten consecutive fiscal years as determined by the Adviser.” This appears to be an objective standard, as in the company either does or does not have the 10 years of return on equity of 15%. Please consider deleting the phrase “as determined by the adviser” or clarify what the Adviser is determining.

Response: The Fund responds by amending the language as follows:

Current Language

The Adviser considers a company to be a “quality” company if it possesses competitive advantages as evidenced by generating a return on equity of 15% or greater for at least ten consecutive fiscal years as determined by the Adviser.

Proposed Amended Language

The Adviser considers a company to be a “quality” company if, as determined by the Adviser, it (i) has consistently generated a return on equity of 15% or greater for at least ten consecutive fiscal years; (ii) is in excellent financial condition; and (iii) is capable of sustaining outstanding business performance. The Adviser’s assessment of these quality factors includes an analysis and consideration of objective and subjective factors.

2.    Staff Comment: Page 3 of the Prospectus, under “Principal Investment Strategies” states “Equity securities in which the Fund invests as a principal strategy consist primarily of publicly traded common stocks of U.S. companies. Generally, each company in which the Fund invests must, as determined by the Fund’s investment adviser, Jensen Investment Management, Inc. (the “Adviser”):
•    Have consistently achieved a high return on equity over the prior ten years;
•    Be in excellent financial condition; and
•    Be capable of sustaining outstanding business performance”
In accordance with plain English principles, please merge this paragraph and bullets into the new investment criteria standards disclosed above, as the paragraph is redundant with the new disclosure. In addition, the Staff notes that the first bullet is slightly inconsistent with the new criteria that a company must have an ROE of 15% or more over the prior 10 years, and second and third bullet points are vague and possibly no longer applicable given the more specific criteria outline above.

Response: The Fund responds by amending the applicable language on page 3 of the Prospectus as follows:

Current Language:

Equity securities in which the Fund invests as a principal strategy consist primarily of publicly traded common stocks of U.S. companies. Generally, each company in which the Fund invests must, as determined by the Fund’s Adviser:

• Have consistently achieved a high return on equity over the prior ten fiscal years;
• Be in excellent financial condition; and
• Be capable of sustaining outstanding business performance.

These companies are selected from a universe of companies that have produced long-term records of consistently high returns on shareholder equity. In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a return on equity of 15% or greater in each of the last 10 fiscal years as determined by the Adviser. The Adviser determines on an annual basis the companies that qualify for inclusion in the Fund’s investable universe.

Proposed Amended Language:

Equity securities in which the Fund invests as a principal strategy consist primarily of publicly traded common stocks of U.S. companies. Generally, each company in which the Fund invests must meet the Adviser’s criteria for “quality” as defined above.

These companies are selected from a universe of companies that have produced, as determined by the Adviser, long-term records of consistently high returns on shareholder equity. In order to qualify for this universe, each company must have a minimum market capitalization of $1 billion or more, and a return on equity of 15% or greater in each of the last 10 fiscal years. The Fund does not impose a maximum market capitalization. The Adviser determines on an annual basis the companies that qualify for inclusion in the Fund’s investable universe. Equity securities in which the Fund invests include primarily those issued by large-capitalization companies and may also include mid-capitalization companies.

3.    Staff Comment: Page 3 of the Prospectus, under “Principal Investment Strategies” states “In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a return on equity of 15% or greater in each of the last 10 years as determined by the Adviser. The Adviser determines on an annual basis the companies that qualify for inclusion in the Fund’s investable universe.” Please clarify in the Principal Investment Strategies the capitalization size and range of companies in which the Fund invests and include any relevant risk. We note that the disclosure states the minimum market cap for the Fund is $1 billion, but that the principal risks only include large cap company risk.

Response: The Fund responds by amending the language as follows:

Current language

These companies are selected from a universe of companies that have produced long-term records of consistently high returns on shareholder equity. In order to qualify for this universe, each company must have a market capitalization of $1 billion or more, and a return on equity of 15% or greater in each of the last 10 fiscal years as determined by the Adviser. The Adviser determines on an annual basis the companies that qualify for inclusion in the Fund’s investable universe.

Proposed Amended Language

These companies are selected from a universe of companies that have produced, as determined by the Adviser, long-term records of consistently high returns on shareholder equity. In order to qualify for this universe, each company must have a minimum market capitalization of $1 billion or more, and a return on equity of 15% or greater in each of the last 10 fiscal years. The Fund does not impose a maximum market capitalization. The Adviser determines on an annual basis the companies that qualify for inclusion in the Fund’s investable universe. Equity securities in which the Fund invests include primarily those issued by large-capitalization companies and may also include mid-capitalization companies.

The Fund also will add the following mid-cap company risk factor disclosure:

Mid-Cap Company Risk
The Fund may invest some of its assets in the stocks of mid-cap companies. Mid-cap companies may be more vulnerable to adverse business or economic events than larger, more established companies. In particular, these mid-cap companies may pose additional risks, including liquidity risk, because these companies may have limited product lines, markets and financial resources, and may depend upon a relatively small management group. Therefore, mid-cap stocks may be more volatile than those of larger companies.

4.    Staff Comment: On Page 11 of the Prospectus, under “Internation Risk, Foreign Securities and ADRs”, please revise the reference “See “Investment Objective, Principal Investment Strategies and Primary Risks—The Fund’s Portfolio Securities” in this Prospectus.” to read “Principal Risks”, rather than “Primary Risks”.

Response: The Fund responds by making the requested revision.

5.    Staff Comment: Please bold the second sentence under “Fees and Expenses of the Fund.”

Response: The Fund responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ Robert D. McIver

Robert D. McIver
President
The Jensen Quality Growth Fund Inc.

4